Filed by WSFS Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Bryn Mawr Bank Corporation

Commission File Number: 001-35746

BMT Talking Points and FAQs About Our Historic Partnership with WSFS Bank

Why is BMT merging with WSFS?

Our clients need and want to be served by an independent community-focused bank that has the size and scale to compete with the big players in our market. Our combined company will allow us to be that bank yet remain a financial institution with deep relationships and roots that we believe is the preeminent, locally headquartered bank in the Greater Philadelphia and Delaware region with a premier wealth management and trust business.

Similar to our OneBMT Client Service Delivery Optimization Strategy, WSFS is in the midst of a major multi-year Delivery Transformation. The WSFS Delivery Transformation is a strategic initiative that is dedicated to bringing the vision of OneWSFS to life by empowering their employees, known as Associates, with the best products, services, and tools to serve Customers and Clients in new and different ways. We look forward to sharing more details about these efforts in the weeks ahead.

What should I know about WSFS?

WSFS Bank is both the oldest and the largest locally managed bank and trust company headquartered in the Greater Philadelphia and Delaware region. WSFS is one of the ten oldest banks in the United States continuously operating under the same name.

Like our own founding in 1889, Wilmington Savings Fund Society was chartered as a Delaware thrift in 1832 by a group of Wilmington community leaders and businessmen. The bank was formed for the working citizens of Wilmington to encourage thrift and to safeguard and increase their savings in a community bank.

WSFS has more than $14 billion in assets on its balance sheet and more than $24 billion in assets under management and administration. They provide a comprehensive range of financial services including commercial banking, retail banking, and trust and wealth management.

We have been around for almost 132 years. I just can’t believe the bank is getting sold. Why did our Board decide to sell the company?

After six years of growth, having just been recognized as the Best Small Bank in Pennsylvania, our Board recognized that this combination would benefit customers, shareholders, employees and our communities.

The combined entity will be the sixth-largest bank in the Philadelphia MSA, with greater scale and better ability to meet increasingly complex customer needs and expectations, including through a premier wealth management and trust business that will continue the BMT name.

Ultimately, this unlocks more value and growth potential than if BMT were to continue to go it alone. WSFS is the right company, with the right culture and infrastructure, to take on BMT and build on our organization’s and team’s strengths.

What is the timing of the combination?

The projected closing of the combination of our two organizations is early in the fourth quarter of this year. We do not have an exact date but will communicate when it is available.

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Should I be looking for a new job?

BMT employees were a priority from the outset of this combination. WSFS knows they are getting a talented and diligent workforce at all levels. This was a key driver of the combination and a primary reason WSFS looked to us – specifically to our team – to continue its growth and strengthen key segments. We are already working with WSFS to evaluate roles and responsibilities across the two companies. There will be expanded opportunities and a focus on job retention for BMT employees.

We have already begun a process with the WSFS Human Resources team whereby every employee of BMT will have an opportunity to apply for open positions at WSFS. We anticipate making final decisions on bank-related jobs and roles by the end of June. While some positions will be eliminated, there will be opportunities throughout the combined company to continue employment. WSFS is a growing organization and will have open positions to support the combined nearly $20 billion company.

What kind of resources will be provided to individuals that will be displaced?

For those employees ultimately displaced, WSFS will assist them to find other career opportunities by providing career placement assistance services. WSFS will offer severance and outplacement assistance based on years of service, which we believe will bridge the career transitions for those displaced.

Will the location of jobs change?

Our goal is to minimize disruption and to keep as much in place as possible through integration. In the weeks ahead, we will work closely with our partners at WSFS to determine the most effective way to support the combined nearly $20 billion company. We will share details about where various roles and functions will reside as soon as those details are finalized.

Will I still have benefits? Will my salary change?

Your BMT benefits will remain in place until closing. WSFS offers a comprehensive and competitive benefits program that will be available to BMT employees. We will provide much more detail on benefits as we get closer to closing.

All salaries will remain the same through the integration.

Who am I reporting to now?

You will continue to report to your current manager at this time. We’ll know more on this matter in the months ahead.

Will I still be reimbursed for tuition? Can I enroll in additional classes?

Your BTM benefits, including tuition reimbursement, will remain in place until closing. Please consult with your manager before enrolling in any additional classes.

Can I still take PTO?

Yes. Your PTO will remain intact until closing. As always, please make sure your manager is aware of your plans to take PTO.

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Is the management team staying on?

Our CEO, Frank Leto, will join the Board of WSFS and WSFS looks forward to working with the rest of the current Executive Management Team through the integration of our two companies. The strength and expertise of our leadership team was a key driver of the partnership, and a primary reason WSFS looked to us to continue its growth and strengthen key segments.

What happens to the branch locations?

Our banks share many of the same markets. We anticipate consolidating approximately 30% of the combined physical banking offices due to geographic overlap and opportunities to optimize within the network. We are in the process of evaluating the entire footprint of our combined Company to identify consolidations. As always, we will communicate forthrightly and frequently, so everyone is informed and kept up to date.

Will my branch hours remain the same?

For the time being, all branch hours will remain the same.

Are we still opening accounts and taking loans?

Yes. It is business as usual; we are opening accounts and accepting loan applications as BMT. It’s important that we focus on meeting our goals in 2021 and serving our Clients.

Can our Clients start to use the WSFS branches or wealth products?

Clients will not have access to their BMT accounts at WSFS branches until after the integration of systems is complete, which is to be determined. Clients and teams will continue to have access to BMT Wealth Management and referrals should continue as normal.

What does this mean for our wealth business?

There is a lot of opportunity for collaboration between our wealth businesses. We complement each other in numerous ways and there is lots of opportunity for growth in the space. We will evaluate our products and services over the next year as a team. For now, it is business as usual.

What should we do with the rumors we hear?

You cannot believe everything you hear (or read)! Throughout this process, we will share as much information as we have and commit to being transparent, open, and honest with you. The only information you should be sharing with your team will be provided by the BMT Executive Management Team and through our employee communications.

Please consult with your manager if you have any concerns about issues that don’t sound correct.

What should I communicate to my vendors? How should I handle contract renewals or contracts in negotiation?

Please let your vendors know you’ve just learned of the news and are still processing this information. Please notify your manager of any contracts that are up for renewal or in negotiation. Do not sign any contracts unless you have written approval from a member of the Executive Management Team.

What if I am contacted by media?

If you are contacted by the media, please have the reporter contact Eric Springer in Marketing at 215-864-1778, or by email at Communications@wsfsbank.com.

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Talking Points for Bank Clients

•	BMT announced today that we have entered into a definitive merger agreement with WSFS Financial Corporation, the parent company of WSFS Bank.

•	The projected closing of the combination of our two organizations is early in the fourth quarter of this year. Following the completion of the combination, BMT will be the prominent brand in our combined wealth business. Our combined banking institutions will serve the region under the WSFS Bank name.

•	The combination of the two organizations will create the preeminent, locally headquartered bank in the Greater Philadelphia and Delaware region with a premier wealth management and trust business. We are excited with the news and will share more information with you as it becomes available.

•	It’s business as usual. BMT employees will continue to provide the same personal service as you’ve come to expect.

•	WSFS is in the midst of a multi-year Delivery Transformation to ensure they provide Customers with industry leading products, services and experiences. These efforts will continue with a priority on what is important and reasonable to provide Clients and Customers.

•	BMT and WSFS Bank are two financial institutions with histories and capabilities that complement each other.

•	Both our banks were founded in the Delaware Valley and are among the oldest in the region.

•	Our partnership will be grounded on doing what is right for the people and businesses in our region.

•	WSFS provides comprehensive financial services including commercial banking, retail banking, and trust and wealth management.

•	Clients will not have access to their BMT accounts at WSFS branches until after the integration of systems is complete, the timing of which is to be determined.
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Talking Points for Grant Recipients

•	BMT announced today that we have entered into a definitive merger agreement with WSFS Financial Corporation, the parent company of WSFS Bank.

•	BMT and WSFS Bank are two financial institutions that complement each other. Our partnership will be grounded on doing what is right for the people and businesses in our region.

•	The combination of the two organizations will create the preeminent, locally headquartered community-focused bank for the Greater Philadelphia and Delaware region with a premier wealth management and trust business. We are excited with the news and will share more information with you as it becomes available.

•	It’s business as usual. BMT employees will continue to provide the same personal service as you’ve come to expect, and all branch hours will remain the same.

•	Following the closing of the combination, anticipated early in the fourth quarter of 2021, BMT will be the prominent brand in our combined wealth business. Our combined institutions will serve the region under the WSFS Bank name.

I have submitted a grant request. Will it still be considered?

Yes. Your request will be reviewed, and the process will remain the same for grants until closing of our combined companies is complete, which we anticipate will occur early in the fourth quarter of this year.

If I’m supporting a non-profit through a grant or sponsorship, who should receive the recognition?

Until closing, BMT should receive the recognition, unless otherwise specified by Management.

My organization has a multi-year grant with BMT. What will happen to the grant for the remaining years?

BMT will honor all multi-year grants that have already been committed to.

Does WSFS have a Foundation?

Yes. They are extremely committed to the communities they serve and focus philanthropic efforts on education, health and human services, programs for the homeless and needy, and economic development and business growth. As part of our combination, WSFS is making a $2 million grant to the WSFS Community Foundation to support underserved communities. Both companies’ long-standing commitment to serve their communities will remain vital to WSFS’ future.

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Talking Points for Vendors

•	BMT announced today that we have entered into a definitive merger agreement with WSFS Financial Corporation, the parent company of WSFS Bank.

•	The projected closing of the combination of our two organizations is early in the fourth quarter of this year.

•	We believe the combination of the two organizations will create the preeminent, locally headquartered bank for the Greater Philadelphia and Delaware region with a premier wealth management and trust business. We are excited about the news and will share more information with you as it becomes available.
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Important Additional Information will be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS Financial Corporation (“WSFS”) of Bryn Mawr Bank Corporation (“Bryn Mawr”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, WSFS will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of WSFS and Bryn Mawr and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Bryn Mawr may file with the SEC other relevant documents concerning the proposed transaction. The definitive Joint Proxy/Prospectus will be mailed to stockholders of WSFS and Bryn Mawr. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY WSFS AND BRYN MAWR, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WSFS, BRYN MAWR AND THE PROPOSED TRANSACTION.

Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Bryn Mawr, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

Participants in the Solicitation

WSFS, Bryn Mawr and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Bryn Mawr in respect of the proposed transaction. Information about WSFS’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 23, 2020, and other documents filed by WSFS with the SEC. Information regarding Bryn Mawr’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 6, 2020, and other documents filed by Bryn Mawr with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

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Forward-Looking Statements

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS and Bryn Mawr expect their proposed merger to have on the combined entity’s operations, financial condition, and financial results, and WSFS’s and Bryn Mawr’s expectations about their ability to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies WSFS and Bryn Mawr expect to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management's outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “intend,” “expect,” “anticipate,” “strategy,” “plan,” “estimate,” “approximately,” “target,” “project,” “propose,” “possible,” “potential,” “should” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Bryn Mawr) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; changes in WSFS’s share price before closing; the outcome of any legal proceedings that may be instituted against WSFS or Bryn Mawr; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of WSFS and Bryn Mawr will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Bryn Mawr have business relationships; diversion of management time on merger-related issues; risks relating to the potential dilutive effect of the shares of WSFS common stock to be issued in the proposed transaction; the reaction to the proposed transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on WSFS, Bryn Mawr and the proposed transaction; and other factors, many of which are beyond the control of WSFS and Bryn Mawr. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’s Annual Report on Form 10-K for the year ended December 31, 2020, Bryn Mawr’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in WSFS’s and Bryn Mawr’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Bryn Mawr with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Bryn Mawr or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Bryn Mawr undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as specifically required by law.

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